LIGHTWAVE LOGIC, INC.

1831 Lefthand Circle, Suite C

Longmont, CO 80501

May 19, 2017

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C.  20549-4631

Re:

Lightwave Logic, Inc.

Registration Statement on Form S-1

Filed April 19, 2017

File No. 333-217384

Dear Mr. Ingram:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), Lightwave Logic, Inc. (the “Company”) is providing this letter in response to certain comments made in the Commission’s letter dated May 10, 2017. Your comments and the Company’s responses are set forth below.

General

COMMENT 1:

We note you have multiple outstanding registration statements related to resale transactions by Lincoln Park Capital Fund, LLC. In the interest of simplified disclosure, please consider the application of Securities Act Rule 429, which permits the filing of an amendment that contains a single prospectus covering the shares in this offering and in your outstanding offerings. Absent the use of Rule 429, please revise your prospectus cover page to (i) concisely reference each of your outstanding registration statements and (ii) disclose the aggregate number of shares available for resale under each offering.

RESPONSE:

In response to the Commission’s comment, the Company has revised the prospectus cover page in Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”) to reference each outstanding registration statement and the aggregate number of shares available for resale thereunder.

Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

May 19, 2017

The Lincoln Park Transaction, page 3

COMMENT 2.

Please revise your disclosure in this section and the related disclosure in the body of your prospectus on page 62 to discuss the previous registration statements you filed related to securities to be resold by Lincoln Park Capital Fund, LLC.

RESPONSE:

In response to the Commission’s comment, the Company has revised its disclosure in the Amendment to concisely reference each of our outstanding registration statements and to disclose the aggregate number of shares available for resale thereunder.

Selling Securityholder, page 65

COMMENT 3.

Please revise footnote (1) to the selling securityholder table to discuss when and how the delineated securities of Lightwave Logic were acquired by Lincoln Park Capital Fund, LLC and the registration statement(s), if any, upon which such securities are registered.

RESPONSE:

In response to the Commission’s comment, the Company has revised its disclosure in the referenced footnote of the Selling Securityholder Table in the Amendment to discuss when and how the securities were acquired by Lincoln Park Capital Fund, LLC (“Lincoln Park”) and the registration statements upon which such securities are registered.

COMMENT 4.

Please explain how you calculated the percentage of outstanding shares beneficially owned after the offering by Lincoln Park Capital Fund, LLC.

RESPONSE:

In response to the Commission’s comment, the Company calculated the percentage of shares beneficially owned by Lincoln Park after the offering by dividing (i) the number of shares beneficially owned by Lincoln Park on May 15, 2017, assuming that all shares registered in the prospectus had been issued and resold, by (ii) the number of shares outstanding as of May 15, 2017, as adjusted to include the 5,000,000 shares issuable to Lincoln Park and registered under the prospectus.  The Company has revised its disclosure in footnote 4 of the Selling Securityholder Table in the Amendment to explain such calculation.

Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

May 19, 2017

We trust that this response satisfactorily responds to your request.  Should you require further information, please contact Clayton E. Parker at (305) 539-3306 or Matthew Ogurick at (212) 536-4085.

Very truly yours,

/s/ James S. Marcelli
President and Chief Operating Officer
Lightwave Logic, Inc.
1831 Lefthand Circle, Suite C
Longmont, CO 80501

cc:

K&L Gates LLP